Exhibit (k)(5)

[Form of Services Agreement]

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of August 31, 2020 (the “Effective Date”) by and among:

1.	SS&C Technologies, Inc., a corporation incorporated in the State of Delaware (“SS&C”);

2.	Each of the investment vehicles listed in Schedule C (each, a “Fund” and collectively, the “Funds”); and

3.	IDR Investment Management, LLC, a limited liability company organized in the State of Delaware, in connection with its investment services for Funds (“Investment Manager” or “Management”).

Funds, Management and SS&C each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.         As used in this Agreement, the following terms have the following meanings:

(a)            “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(b)            “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person.

(c)            “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d)            “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e)            “Client Data” means all data of Fund (or Management, if Management receives Services), including Fund and Management Confidential Information, and any other data related to securities trades and other transaction data, investment returns, issue descriptions, and Market Data provided by Fund or Management and all output and derivatives thereof, necessary to enable SS&C to perform the Services, but excluding SS&C Property.

(f)            “Confidential Information” means any information about Fund (including, without limitation, its shareholders), Management or SS&C, including this Agreement, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(g)            “Controller” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(h)            “Data Supplier” means a supplier of Market Data.

(i)            “DPL” means the Cayman Islands Data Protection Law, 2017.

(j)            “GDPR” means the General Data Protection Regulation, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, the effective date of which is 25 May 2018, including any applicable data protection legislation or regulations supplementing it in those jurisdictions in which relevant Services are provided to Fund or Management by SS&C from time to time.

(k)            “Governing Documents” means the constitutional documents of an entity and, with respect to Fund, all minutes of meetings of the board of directors or analogous governing body and of shareholders meetings, and any registration statements, offering memorandum, subscription materials, board or committee charters, policies and procedures, investment advisory agreements, other material agreements, and other disclosure or operational documents utilized by Fund in connection with its operations, the offering of any of its securities or interests to investors, all as amended from time to time.

(l)            “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(m)            “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority.

(n)            “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(o)            “Market Data” means third party market and reference data, including pricing, valuation, security master, corporate action and related data.

(p)            “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(q)            “Personal Data” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(r)            “Processor” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(s)            “Services” means the services listed in Schedule A.

(t)            “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(u)            “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

(v)            “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

1.2.         Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.         Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and such schedules or appendices, the former shall control.

1.4.         Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.         The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.         Subject to the terms of this Agreement, SS&C will perform the Services set forth in Schedule A for Fund and, if and to the extent specifically set forth therein, Management with reasonable care, skill, prudence and diligence. SS&C shall be under no duty or obligation to perform any service except as specifically listed in Schedule A or take any other action except as specifically listed in Schedule A or this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. Fund or Management requests to change the Services, including those necessitated by a change to the Governing Documents of Fund or Management or a change in applicable Law, will only be binding on SS&C when they are reflected in an amendment to Schedule A.

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2.2.          Fund and Management agree to pay the fees, charges and expenses set forth in and subject to the terms of this Agreement.

2.3.          In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to one or more of its Affiliates or other Persons (and any required Fund consent to such delegation shall not be unreasonably revoked or withheld in respect of any such delegations), provided that such Persons are selected in good faith and with reasonable care and are monitored by SS&C. If SS&C delegates any Services, (i) the compensation of such Persons shall be paid by and be the sole responsibility of SS&C, and Management and Fund shall bear no cost or obligation with respect thereto unless otherwise agreed to by the Parties in writing, (ii) such delegation shall not relieve SS&C of its duties and obligations hereunder, (iii) in respect of Personal Data, such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of SS&C, and (iv) if required by applicable Law, SS&C will identify such agents and the Services delegated and will update Fund when making any material changes in sufficient detail to provide transparency and to enable Fund to object to a particular arrangement. SS&C shall be responsible for the acts and omissions of any delegate.

3.	Fund and Management Responsibilities

3.1.         The management and control of Fund are vested exclusively in Fund’s governing body (e.g., the board of directors for a company) and Management, subject to the terms and provisions of Fund’s Governing Documents. Fund’s governing body and Management will make all decisions, perform all management functions relating to the operation of Fund, and Management shall authorize all transactions. Without limiting the foregoing, Management shall:

(a)            Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of Fund.

(b)            Evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and promptly inform SS&C of any errors it is in a position to identify.

(c)            Provide, or cause to be provided, and accept responsibility for, valuations of Fund’s assets and liabilities in accordance with Fund’s written valuation policies.

(d)            Provide SS&C with timely and accurate information including trading and Fund investor records, valuations and any other items required by SS&C in order to perform the Services and its duties and obligations hereunder.

3.2.         The Services, including any services that involve price comparison to vendors and other sources, model or analytical pricing or any other pricing functions, are provided by SS&C as a support function to the Fund and Management and do not limit or modify Fund’s responsibility for determining the value of Fund’s assets and liabilities.

3.3.          Each of Fund and Management is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is the Fund’s and/or Management’s responsibility to provide all final Fund Governing Documents as of the Effective Date. Fund and/or Management will notify SS&C in writing of any changes to the Fund Governing Documents that may materially impact the Services and/or that affect Fund’s investment strategy, liquidity or risk profile in any material respect prior to such changes taking effect. SS&C is not responsible for monitoring compliance by Fund or Management with (i) Law, (ii) its respective Governing Documents or (iii) any investment restrictions.

3.4.         In the event that Market Data is supplied to or through SS&C Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license basis. Market Data may: (i) only be used by Fund and Management in connection with the Services and (ii) not be disseminated by Fund or Management or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to Fund, Management or any other Person for any Losses with respect to (i) Market Data, (ii) reliance by SS&C Associates or Fund on Market Data or (iii) the provision of Market Data in connection with this Agreement.

3.5.         Fund shall deliver, and procure that its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other Persons promptly deliver, to SS&C, all Client Data and the then most current version of all Fund Governing Documents, any material agreement between Management and Fund, and any other material Fund agreements. Fund shall arrange with each such Person to deliver such information and materials on a timely basis, and SS&C will not be required to enter any agreements with that Person in order for SS&C to provide the Services.

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3.6.         Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith SS&C Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by SS&C Associates in connection with the performance of the Services and SS&C’s duties and obligations hereunder, without further enquiry or liability.

3.7.         All obligations and liabilities of each Fund and Management hereunder shall be several and not joint.

4.	Term

4.1.         The initial term of this Agreement will be from the Effective Date through December 31, 2021 (“Initial Term”). Until the end of the Initial Term, this Agreement may be terminated without penalty only for cause pursuant to Section 5.1 hereof. Thereafter, this Agreement will automatically renew for successive terms of 1 year each unless either SS&C or Fund provides the other with a written notice of termination at least 150 calendar days prior to the commencement of any successive term and unless this Agreement is terminated for cause pursuant to Section 5.1 hereof (such periods, in the aggregate, the “Term”).

5.	Termination

5.1.         SS&C or Fund also may, by written notice to the other, terminate this Agreement if any of the following events occur, and such events shall constitute “cause” for purposes of this Section 5:

(a)            The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching Party gives the other Party written notice of such breach;

(b)            The other Party (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, (iv) where the other Party is Fund or Management, if either becomes subject to a material Action or an Action that SS&C reasonably determines could cause SS&C reputational harm, or (v) where the other Party is Fund, material changes in Fund’s Governing Documents or the assumptions set forth in Section 1 of Schedule B are determined by SS&C, in its reasonable discretion, to materially affect the Services or to be materially adverse to SS&C; or

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

5.2.         If more than one Fund is subject to this Agreement:

(a)            This Agreement will terminate with respect to a particular Fund because that Fund is ceasing operations or liquidating as of cessation or liquidation, but that Fund and Management will remain responsible for the greater of the fees payable under this Agreement with respect to that Fund through (i) the remainder of the Initial Term or then current successive term or (ii) 90 calendar days after termination, which fees shall be payable in a lump sum upon notice of the cessation or liquidation.

(b)            The termination of this Agreement with respect to any particular Fund shall not cause the termination of this Agreement with respect to any other Fund.

(c)            Management is authorized to terminate this Agreement with respect to each Fund and to enter into the termination-related agreements and amendments on behalf of any terminated Fund contemplated by Section 5.3, in each case without any further action of the terminated Fund or any other Fund.

5.3.         Upon delivery of a termination notice, subject to the receipt by SS&C of all then-due fees, charges and expenses, SS&C shall continue to provide the Services up to the effective date of the termination notice; thereafter, SS&C shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to Schedule A executed by SS&C. In the event of the termination of this Agreement, SS&C shall provide exit assistance by promptly supplying requested Client Data and, subject to Section 8.2, all deliverables made or accumulated in the performance of its duties hereunder to the applicable Fund or Management entity to which the Client Data relate, or any other Person(s) designated by such entities, in formats already prepared in the course of providing the Services; provided that all fees, charges and expenses have been paid, including any minimum fees set forth in Schedule B for the balance of the unexpired portion of the Term. In the event that Fund or Management wishes to retain SS&C to perform additional transition or related post-termination services, including providing data and reports in new formats, the applicable entity and SS&C shall agree in writing to the additional services and related fees and expenses in an amendment to Schedule A and/or Schedule B, as appropriate.

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5.4.         Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.2., 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by SS&C for Fund or Management after the termination of this Agreement all of the provisions of this Agreement except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

5.5.         Any Person, including an investment fund or its general partner, may be joined to this Agreement upon the execution of a written amendment hereto; provided, that no then-current Fund that is a Party to the Agreement is required to consent in writing or otherwise to the addition of any such Person to this Agreement except Management and the Person being added as a Party.

6.	Limitation of Liability and Indemnification

6.1.         Notwithstanding anything in this Agreement to the contrary SS&C Associates shall not be liable to Fund or Management for any action or inaction of any SS&C Associate except to the extent of direct Losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct, bad faith or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Except with respect to all amounts payable by Fund and Management as part of its indemnification obligations under this Section 6, in no event shall either Party be liable to the other Party for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Each Fund and Management shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim or Claim among the Parties, except to the extent it is finally determined by a court of competent jurisdiction that such Losses resulted solely from the gross negligence, willful misconduct, bad faith or fraud of SS&C Associates in the performance of SS&C’s duties or obligations under this Agreement. Any expenses (including legal fees and costs) incurred by SS&C Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by Funds and Management on a quarterly basis prior to the final disposition of such matter upon receipt by Funds and Management of an undertaking by SS&C to repay such amount if it shall be determined that an SS&C Associate is not entitled to be indemnified. The maximum amount of cumulative liability of SS&C Associates to all Funds and Management for Losses arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the fees paid by that Fund or Management entity to SS&C under this Agreement except to the extent of Losses resulting solely from the willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement, for the most recent 24 months immediately preceding the date of the event giving rise to the Claim, or, if the Agreement had been effective for less than 24 months, the average monthly fees payable since the Effective Date times 24.

7.	Representations and Warranties

7.1.         Each Party represents and warrants to each other Party that:

(a)            It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b)            Save for access to and delivery of Market Data that is dependent on Data Suppliers and may be interrupted or discontinued with or without notice, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

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(c)            It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d)            The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.2.         Management represents and warrants to SS&C that (i) it has actual authority to provide instructions and directions on behalf of Management and Fund and that all such instructions and directions are consistent with the Governing Documents of Fund and Management and other corporate actions thereof and (ii) it will promptly notify SS&C of (1) any Action against it and (2) changes (or pending changes) in applicable Law with respect to Management that are relevant to the Services.

7.3.         Fund represents and warrants to SS&C that (i) its securities are not publicly registered or required to be publicly registered in the U.S. or the European Union and (ii) it will promptly notify SS&C of (1) any Action against it and (2) changes (or pending changes) in applicable Law with respect to the Fund that are relevant to the Services.

7.4.         SS&C represents and warrants to Fund and Management that:

(a)            It has implemented and maintains commercially reasonable business continuity policies and procedures with respect to the Services, will provide Fund and Management with a summary of its business continuity policies and will test its business continuity procedures at least annually.

(b)            It maintains (and shall maintain for the duration of the effectiveness of this Agreement) commercially reasonable amounts of the following types of coverage: (A) electronic data processing equipment coverage (for hardware and software), and (B) errors & omissions coverage (including cyber coverage).

8.	Client Data

8.1.         Fund and Management (i) will provide or ensure that other Persons provide all Client Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Client Data. As between SS&C and Fund or Management, all Client Data shall remain the property of the applicable Fund or Management entity to which such Client Data relate. Client Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11.2. SS&C shall be permitted to act upon instructions from Management with respect to the disclosure or disposition of Client Data related to Fund, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2.         SS&C shall maintain and store material Client Data used in the official books and records of Fund for a rolling period of 7 years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies.

8.3.         Client Reviews. Upon at least 30 days’ reasonable written notice from Fund to SS&C (which shall be at least 30 days other than in the case of Government Authorities), Fund, through its staff or agents (other than any Person that is a competitor of SS&C), and Government Authorities with jurisdiction over the Fund (each a “Reviewer”) may conduct a reasonable, on-site review of the operational and technology infrastructure controls used by SS&C to provide the Services and meet SS&C’s confidentiality and information security obligations under this Agreement (a “Review”). Fund shall accommodate SS&C requests to reschedule any Review based on the availability of required resources. With respect to any Review, Client shall:

(a)            Ensure that the Review is conducted in a manner that does not disrupt SS&C’s business operations.

(b)            Pay SS&C costs, including staff time at standard rates.

(c)            Comply, and ensure that Reviewers comply, with SS&C’s policies and procedures relating to physical, computer and network security, business continuity, safety and security.

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(d)            Ensure that all Reviewers are bound by written confidentiality obligations substantially similar to, and no less protective than, those set forth in the Agreement (which Client shall provide to SS&C upon request).

(e)            Except for mandatory Reviews by Government Authorities, be limited to 1 Review per calendar year.

9.	Data Protection

9.1.          From time to time and in connection with the Services SS&C may obtain access to certain personal data from Fund, Management or from Fund investors and prospective investors and, if applicable, as Processor of the Fund. Personal data relating to Fund, Management and their respective Affiliates, members, shareholders, directors, officers, partners, employees and agents and of Fund investors or prospective investors will be processed by and on behalf of SS&C. Each Fund and Management entity consents to the transmission and processing of such data outside the jurisdiction governing this Agreement in accordance with applicable Law. SS&C only transfers Personal Data to Affiliates that have executed a data transfer agreement containing the European Union model clauses in accordance with GDPR (deemed equivalent in the Cayman Islands for the purpose of DPL).

(a)            If Fund or Management is deemed to be a Controller, as notified by it to SS&C, then: (i) SS&C will comply with its applicable obligations as a Processor under DPL and GDPR, including those requirements set out in Articles 28 (Processor), 29 (Processing under the authority of the controller or processor), 31 (Cooperation with the supervisory authority) and 32 (Security of processing) of GDPR, (ii) SS&C will notify Fund or Management without undue delay after becoming aware of a relevant Personal Data breach and provide reasonable assistance to Fund or Management (as applicable) in its notification of that Personal Data breach to the relevant supervisory authority and those data subjects affected as set out in Articles 33 (Notification of a personal data breach to the supervisory authority) and 34 (Communication of a personal data breach to the data subject) of GDPR and the equivalent provisions of DPL, and (iii) SS&C will not disclose or use Personal Data obtained from or on behalf of Fund or Management except in accordance with the lawful instructions Fund or Management (as applicable), to carry out SS&C’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with Fund or Management (as applicable) and to comply with applicable Law, including GDPR and DPL.

(b)            If Fund or Management is deemed to be a Controller, as notified by it to SS&C, then it will ensure that all relevant Personal Data subjects for whom SS&C will process Personal Data on their behalf as contemplated by its agreement(s) with them are fully informed concerning such processing, including, where relevant, the processing of such data outside the European Union and the Cayman Islands and if applicable provide GDPR and/or DPL compliant consent.

9.2.         Without prejudice to SS&C’s obligations under Section 9.1, SS&C will, at all times as of the Effective Date and for the duration of the effectiveness of this Agreement:

(a)	Implement and maintain policies and procedures that are reasonably designed to protect against unauthorized access to or use of Fund and Management personal information and Confidential Information maintained by SS&C that could result in material harm or inconvenience to Fund and Management, or Fund investors.

(b)	SS&C will have its policies and procedures that materially relate to the measures described in this paragraph tested or evaluated by a third party at least annually.

9.3.         Without prejudice to SS&C’s obligations under Section 9.1, SS&C will promptly investigate material incidents of unauthorized access to or loss of Fund and Management personal information and Confidential Information maintained by SS&C (a “Data Breach”) and, unless prohibited by applicable Law or if it would compromise SS&C’s investigation, notify Management as soon as reasonably practicable following any Data Breach. Fund and Management are responsible for making notifications related to a Data Breach that are required by applicable Law. SS&C will work with Fund and Management in good faith to effect such notifications. SS&C will seek to implement corrective action to respond to Data Breaches and prevent future occurrences, and will report to Management the corrective actions. SS&C will reasonably cooperate with Fund and Management in the event of any Governmental Authority inquiry related to or arising out of a Data Breach.

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10.	SS&C Property

10.1.       SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither Fund nor Management nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property, except as specifically set forth herein. Fund and Management shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1.       Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2.       Each Party may disclose the other Party’s Confidential Information:

(a)	In the case of Fund or Management, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents, bank or broker or Fund or Management counterparties (“Fund Representative”) who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. Fund and Management shall ensure compliance by Fund Representatives with Section 11.1.

(b)	In the case of SS&C, to (i) Fund and Management, (ii) each SS&C Associate, and (iii) upon instruction from Fund or Management, each Fund Representative, investor, Fund or Management bank or broker, Fund or Management counterparty or agent thereof, or payment infrastructure provider who needs to know such information for the purpose of carrying out SS&C’s duties under or enforcing this Agreement. SS&C shall ensure compliance by SS&C Associates with Section 11.1 but shall not be responsible for such compliance by any other Person.

(c)	As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that Party’s expense.

11.3.       Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by Law or its internal policies, and in all cases such Confidential Information will remain subject to the provisions hereof.

11.4.       SS&C’s ultimate parent company is subject to U.S. federal and state securities Law and, subject to the provisions of Section 11.2(c), may make disclosures as it deems necessary to comply with such Law. SS&C shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of SS&C in connection with the Services.

11.5.       Upon the prior written consent of Management, SS&C shall have the right to identify Fund or Management in connection with its marketing-related activities and in its marketing materials as a client of SS&C. Upon the prior written consent of SS&C, which consent shall not be unreasonably withheld, conditioned, or delayed, Fund or Management shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement in the offering documents of Fund. For the avoidance of doubt, the prior sentence shall not preclude Management or Fund from disclosing in any communications to any Person that SS&C serves as a service provider to Management and Fund (and the capacity in which it serves) and provides the Services, in each case with SS&C’s prior written consent, pursuant to this Agreement, unless such disclosure is required by securities laws, in which case such consent shall not be required. This Agreement shall not prohibit SS&C from using any Fund or Management data (including Client Data) in tracking and reporting on SS&C’s clients generally or making public statements about such subjects as its business or industry; provided that neither Fund nor Management is named or able to be identified in such public statements without its prior written consent. If the Services include the distribution by SS&C of notices or statements to investors, SS&C may, upon advance notice to Fund, include reasonable notices describing those terms of this Agreement relating to SS&C and its liability and the limitations thereon; if investor notices are not sent by SS&C but rather by Fund or some other Person, Fund will reasonably cooperate with any request by SS&C to include such notices. Neither Fund nor Management shall, in any communications with any Person, whether oral or written, make any representations stating or implying that SS&C is (i) providing valuations with respect to the securities, products or services of Fund or Management, or verifying any valuations, (ii) verifying the existence of any assets in connection with the investments, products or services of Fund or Management, or (iii) acting as a fiduciary, investment advisor, tax preparer or advisor, custodian or bailee with respect to Fund, Management or any of their respective assets, investors or customers.

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12.	Notices

12.1.        Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to SS&C (to each of):

SS&C Technologies, Inc.

4 Times Square, 6th Floor

New York, New York 10036

Attention:	Chief Operating Officer
General Counsel
E-mail:	SSCGlobeOpNotices@sscinc.com
notices@sscinc.com

If to Fund or Management:

IDR Investment Management, LLC

1111 Superior Ave., Suite 965

Cleveland, OH 44114

Attention:	Gary A. Zdolshek
Tel:	+1 216-622-0004
Fax:	+1 216-622-0005
E-mail:	GAZ@IDRFoF.com

13.	Miscellaneous

13.1.       Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2.       Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by any Party, in whole or in part, whether directly or by operation of Law, without the reasonable prior written consent of the other Party; provided, however, that SS&C may assign or otherwise transfer this Agreement without the other Party’s prior consent: (i) to a successor in the event of a change in control of SS&C, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3.       Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York and the Investment Company Act of 1940, as amended (the “1940 Act”) and the applicable rules thereunder. To the extent that the laws of the State of New York conflict with the 1940 Act or such applicable rules, the latter shall control. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by Law all rights to a trial by jury.

13.4.       Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

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13.5.       Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. This Agreement sets out the entire liability of SS&C Associates related to the Services and the subject matter of this Agreement, and no SS&C Associate shall have any liability to Fund, Management or any other Person for, and Fund and Management hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory other than as otherwise set forth herein.

13.6.       Force Majeure. SS&C will not be responsible for any Losses of property in SS&C Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

13.7.       Non-Exclusivity. The duties and obligations of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other Person. Fund and Management understand that SS&C may have relationships with Data Suppliers and providers of technology, data or other services to Fund or Management and SS&C may receive economic or other benefits in connection with the Services provided hereunder.

13.8.       No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between or among any of the Parties. The Parties agree that they shall be independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency. Neither Party shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior consent of such other Party.

13.9.       No Solicitation. During the term of this Agreement and for a period of 6 months thereafter, neither Fund nor Management will directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of SS&C or its Affiliates who has been materially involved in the provision of the Services without the consent of SS&C; provided, however, that the foregoing shall not prevent Fund or Management from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates. If Fund or Management employs or engages any SS&C Associate during the term of this Agreement or the period of 6 months thereafter, such entity shall pay for the reasonable fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10.     No Warranties. Except as expressly listed herein, SS&C and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11.     Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12.     Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Fund in any Action to which Fund or Management is a party or otherwise related to Fund or Management, Fund and Management shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith.

13.13.     Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to SS&C Associates and Data Suppliers.

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13.14.     Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

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This Agreement has been entered into by the Parties as of the Effective Date.

SS&C Technologies, Inc.	IDR Investment Management, LLC

By:	By:
Name:	Name:
Title:	Title:

IDR Core Property Index Fund Ltd

By:
Name:
Title:

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Schedule A

Services

A.	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“AML” means anti-money laundering and countering the financing of terrorism.

(ii)	“investor” means an equity owner in Fund, whether a shareholder in a company, a partner in a partnership, a unitholder in a trust or otherwise. A “prospective investor” means an applicant to become an investor.

(iii)	“OFAC” means the Office of Foreign Assets Control, an agency of the United States Department of the Treasury.

2.	Any references to Law shall be construed to the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.	Fund and Management acknowledge that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)	Fund, Management and other Persons that are not employees or agents of SS&C whose cooperation is reasonably required for SS&C to provide the Services providing cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by Fund, Management and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any Client Data or other information provided to SS&C Associates in connection with the Services by any Person.

(iv)	Fund and Management informing SS&C on a timely basis of any modification to, or replacement of, any agreement to which it is a party that is relevant to the provision of the Services.

(v)	Any warranty, representation, covenant or undertaking expressly made by Fund or Management under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

4.	SS&C’s timely receipt of the then most current version of Fund Governing Documents and required implementation documentation, including authority certificate, profile questionnaire and accounting preferences, and SS&C Web Portal and other application User information.

5.	With respect to Funds for which SS&C has not been contracted to perform AML and related know your customer Services:

(i)	Each Fund is responsible for ensuring its compliance with applicable AML law; and

(ii)	Each Fund shall verify that each investor (i) is not a specially designated national or blocked person as identified on the sanctions lists administered and published by OFAC, nor or a non-U.S. shell bank and (ii) that is a senior non-U.S. political figure or an immediate family member or close associate of such a figure has been subjected to enhanced due diligence.

6.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by Fund and Management of the duties and obligations listed.

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B.	Accounting and Administration

1.	Set-up and onboarding:

(i)	Review Fund Governing Documents to obtain information regarding applicable matters required to perform the Services.

(ii)	Establish a process with Management for communications regarding valuation, deliverables and ad hoc Management requests.

(iii)	Create and populate in SS&C’s systems applicable entities, charts of accounts.

(iv)	Develop financial statement templates and management reporting as agreed in writing between SS&C and Management (additional fees apply for custom reporting).

2.	Maintain the general ledger and source journals for Fund.

3.	Record the following transactions/items: (i) investment transactions (e.g., purchases, sales and loans), (ii) investment income, (iii) fair value adjustments, (iv) interest and dividend income, (v) operating expenses and (vi) management fees.

4.	Compute allocation of profits and losses (including carried interest).

5.	Prepare quarterly work paper packages.

6.	Coordinate the annual audit between Management and Fund auditor, including establishing timelines for SS&C deliverables, and answering questions as appropriate. Prepare Fund’s draft quarterly and annual financial statements and accompanying materials, as agreed in writing.

(i)	Fund shall (I) provide information to SS&C to complete the financial statement schedules and notes to the financial statements if SS&C is preparing such notes, (for matters such as risk management disclosures, details of related party transactions, netting and collateral arrangements), (II) assist and guide SS&C with determining industry, geographic and other descriptions and classification of assets, (III) provide all required disclosure of regulatory status, (IV) provide such other information and assistance as SS&C may reasonably request related to the preparation and audit of the financial statements or related schedules, as appropriate, and (V) approve all information prepared on behalf of Fund and provided to the auditor.

(ii)	Notwithstanding anything in this Agreement to the contrary, Fund has ultimate authority over and responsibility for its financial statements.

7.	Prepare and review Fund bank account reconciliations and required schedules on a monthly basis, as agreed in writing.

C.	GoWire

1.	Establish and maintain procedures for wire transfers from Fund bank accounts using SS&C’s Web Portal for Fund wire authorization. Management must approve all wires in the system and through a call back to Management from SS&C, or as otherwise agreed in writing by the Parties from time to time.

2.	Assist in processing payments from Fund bank accounts for the purposes of paying Fund expenses based upon instructions from Management.

3.	Provide Funds and Management online access to GoWire to approve payees, payment instructions and retrieve other applicable information.

4.	Funds and Management are responsible for maintaining the confidentiality of and controlling the access to and use of all log in credentials supplied to Management (“Fund and Management Access Credentials”). Management shall notify SS&C immediately in writing in the event that (i) any Fund and Management Access Credentials is lost, stolen, or improperly disclosed to a third party or the security of any Fund and Management Access Credentials is otherwise compromised; or (ii) the authority of any person controlling any Fund and Management Access Credentials is withdrawn or amended, or any such person ceases to act on behalf of the Funds.

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D.	Miscellaneous

1.	Notwithstanding anything to the contrary in this Agreement, SS&C:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of Fund.

(iv)	Is not responsible for determining the valuation of Fund’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of Fund.

(vi)	Is not responsible for affecting any U.S. federal or state regulatory filings which may be required or advisable as a result of the offering of interests in Fund.

(vii)	Is not Fund’s tax advisor and does not provide any tax advice.

(viii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

2.	If SS&C allows Fund, Management, investors or their respective agents and representatives (“Users”) to (i) receive information and reports from SS&C and/or (ii) issue instructions to SS&C via web portals or other similar electronic mechanisms hosted or maintained by SS&C or its agents (“Web Portals”):

(i)	Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by SS&C (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. Fund and Management shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify SS&C promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by Fund or Management or their authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by Fund shall not be effective until SS&C has confirmed receipt and execution of such change.

(ii)	SS&C grants to the Fund and Management a limited, non-exclusive, non-transferable, non-sublicenseable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. Fund and Management will ensure that any use of access to any Web Portal is in accordance with SS&C’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)	Fund and Management will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the Web Portal. Neither Fund nor Management will remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	SS&C reserves all rights in SS&C systems and in the software that are not expressly granted to Fund or Management hereunder.

(v)	SS&C may discontinue or suspend the availability of any Web Portals at any time without prior notice; SS&C will endeavor to notify Fund as soon as reasonably practicable of such action.

3.	Notwithstanding anything in this Agreement to the contrary, Fund has ultimate authority over and responsibility for its tax matters and financial statement tax disclosures. All memoranda, schedules, tax forms and other work product produced by SS&C are the responsibility of Fund and are subject to review and approval by Fund and Fund’s auditors, or tax preparers, as applicable and SS&C bears no responsibility for reliance on tax calculations and memoranda prepared by SS&C.

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4.	SS&C shall provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that SS&C may elect to provide these services only upon Fund agreement in writing to separate fees in the event responding to such requests becomes, in SS&C’s sole discretion, excessive.

5.	Reports and information shall be deemed provided to Fund if they are made available to Fund online through SS&C’s Web Portal.

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Schedule B

Fees and Expenses

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Schedule C

Funds

Fund	Domicile
IDR Core Property Index Fund Ltd	Delaware, US, corporation

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